Exhibit 99.44

encore Energy Corp.

TSX.V:EU

enCore Energy Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

Set out below is a review of the activities, results of operations and financial condition of encore Energy Corp. and its subsidiaries (“enCore”, or the “Company’? for the six months ended June 30, 2021 and 2020. The following information, prepared as of August 26, 2021 should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2021 and audited consolidated financial statements for the year ended December 31, 2020, and the accompanying notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS’J. All dollar figures included in management’s discussion and analysis (“MD&A ’? are quoted in Canadian dollars unless otherwise indicated. Additional information related to the Company is available on SEDAR at www.sedar.com.

COMPANY BACKGROUND

encore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia and is principally engaged in the acquisition and exploration of resource properties in the United States. The Company is a reporting issuer in British Columbia, Alberta and Ontario, and trades on the TSX Venture Exchange (symbol “EU”) and on the OTCQB Venture Market (symbol “ENCUF”).

The Company holds advanced uranium exploration properties in Arizona, New Mexico, Utah, and Texas.

CORPORATE HIGHLIGHTS

In February 2021, the Company announced that Scott Davis had resigned his position of Chief Financial Officer and Carrie Mierkey had been appointed as Chief Financial Officer.

In March 2021, the Company issued 15,000,000 units for a private placement at a price of $1.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $1.30 for a period of three years. The Company paid commissions totaling $993,015 and issued 758,001 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.00 for three years from closing

In March 2021, the Company divested its non-core properties in the White Canyon District located in San Juan County, UT. These non-core properties consist of the Geitus, Blue Jay, and Marcy Look claim blocks. These properties were transferred to Kimmerle Mining LLC using a Quit Claim Deed. The Company retains a Royalty Deed on those properties that grants the Company a net smelter return royalty equal to 6 six per cent (6%) of the net proceeds received for Uranium mined, produced or otherwise derived from the properties and processed or otherwise prepared for sale.

In March 2021, the Company divested three and one half (3 112) Sections (2,240 acres) of fee mineral interests in Township 14 North, Range 12 West, located in McKinley County, New Mexico, to Tri State Generation and Transmission Association for $108,532 ($89,600 US).

In April 2021, the company acquired 200,000 pounds of U308 for a purchase price of $37.12 per pound ($29.65 USO per pound} or $7,423,767 and another 100,000 of U308 for a purchase price of $37.58 per pound ($30.80 USO per pound) or $3,757,600. These spot market purchases were made to de-risk future uranium deliveries associated with anticipated contractual production timelines from planned ISR operations. The purchase strengthens the Company’s working capital and provides optionality in support of future capital development of its South Texas assets.

In May 2021, the Company granted 465,000 stock options to directors, officers, advisors and consultants, to purchase an aggregate of up to 465,000 common shares at a price of $1.44 per share for a five year period, in accordance with its stock option plan.

In July 2021, the company entered into an agreement with UG USA, Inc which covers 2 million pounds of U3O8 at market related prices over a 5-year period starting in 2023. This agreement along with a mutually agreed cancellation fee supersedes the prior agreement.

Subsequent to the period ended June 30, 2021 the Company issued 50,000 shares pursuant to the exercise of options for gross proceeds of $5,000 ($.10 per share).

Subsequent to the period ended June 30, 2021 the Company issued 90,000 shares pursuant to the exercise of warrants for gross proceeds of $54,000 ($.60 per share).

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

MINERAL PROJECTS

SOUTH TEXAS MINERAL PROPERTIES

1.	Kingsville Dome, Texas

The Company acquired URI, Inc. (“URI”) as part of the acquisitions related to the Westwater Transaction on December 31, 2020. URl’s Kingsville Dome property is located in Kleberg County, Texas and is situated on several tracts of land leased from third parties. The property is situated approximately eight miles southeast of the city of Kingsville, Texas. The project was constructed in 1987 as an up-flow uranium extraction circuit, with complete drying and packaging facilities within the recovery plant. The Kingsville Dome project produced uranium in the period 1988 through 1990, from 1996 to 1999, and most recently from 2007 through 2009.Two independent resin processing circuits and elution systems are part of the plant’s processing equipment, and it also has a single drying circuit. As currently configured, the Kingsville Dome plant has a production capacity of 800,000 pounds of U308 per year. Uranium production at Kingsville Dome was suspended in 2009 and the plant has been in a standby status since that time. The plant has two 500 gallon per minute reverse osmosis systems for groundwater restoration. The first unit was idled in 2010 and the second unit was idled in January of 2014, when groundwater restoration was completed. The plant can serve as a processing facility that can accept resin from multiple satellite facilities. In addition to the processing plant there are four satellite ion exchange systems in the project area. Each of the satellite systems is capable of processing approximately 900 gallons per minute of uranium-bearing ISR fluids from well fields, and these satellite plants can be relocated to alternate extraction sites as needed. As is the case with the main plant, the satellite facilities have been on standby since 2009.

The project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of mineral rights. The leases are held through the payment of annual rents, and the leases provide for the payment of production royalties, ranging from 6.25% to 9.375%, based upon uranium sales from the respective leases. The leases initially had expiration dates ranging from 2000 to 2007; however, URI continues to hold most of these leases through ongoing restoration activities. With a few minor exceptions, the leases contain clauses that permit us to extend the leases not held by production by payment of royalties ranging from $10 to $30 per acre.per year

Access to the Kingsville Dome process facility is very good, as an improved company-owned private road connects the facility with Texas Farm to Market Road 1118 about eight miles southeast of Kingsville, Texas, and about four miles east of U.S. Highway 77 at the town of Ricardo. Numerous county and ranch roads, some of which are only intermittently maintained, provide access to the entire project area. Suitable electrical power is present at the site of the Kingsville Dome process plant, and additional power lines exist throughout the areas of the wellfields throughout the project area.

Initial production from the Kingsville Dome uranium deposit commenced in May 1988. From the onset of production until July 1999, URI produced a total of 3.5 million pounds of U308 from the project area. Production was suspended in July 1999, due to depressed uranium prices, but resumed in April, 2006. Production in 2006 was 94,100 pounds of U308, 338,100 pounds in 2007, 252,000 pounds in 2008 and 56,000 pounds in 2009. URI has not produced any uranium at the Kingsville Dome project since 2009.

Uranium mineralization at the Kingsville Dome project occurs as a series of roll-front deposits hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 600 to 750 feet beneath the surface. The mineralization is localized along the southwestern to northern flanks of the Kingsville Dome geological feature, which also hosts oil and gas deposits in geological units that are substantially deeper than the Goliad Formation sandstones. The Company does not control those oil and gas deposits.

URI completed the groundwater restoration program during 2013 and entered the required stabilization period. As a result, the Company did not incur any costs related to restoration and reclamation activities during 2020. During 2020, URI conducted stability and standby care activities at the Kingsville Dome project, as required by permits and licenses. There are three production areas authorized by the Texas Commission on Environmental Quality (“TCEQ”) at the Kingsville Dome project. In 2012, restoration was completed within ten wellfields located in production areas 1 and 2. In 2013, the Company continued to sample and observe the wellfields in production areas 1 and 2 during a stabilization period required by TCEQ rules, and on October 15, 2013 URI declared to TCEQ that groundwater restoration was complete in production areas 1 and 2. Groundwater restoration for production area 3 was conducted throughout 2013, completed in December 2013 and simultaneously placed into stability. Subject to regulatory approval, groundwater restoration is completed for the entire project. Since URI began its groundwater activities in 1998, they have processed and cleaned approximately 2.6 billion gallons of groundwater at the Kingsville Dome project.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

A radioactive material license issued by the TCEQ is in timely renewal. On September 26, 2012, URI filed the requisite application for renewal of its Underground Injection Control (“UIC”) permit, and on December 12, 2012, URI filed an amendment to the application that would provide for resumption of uranium recovery activities. In June 2016, URI requested to withdraw its UIC permit and resubmit at a later date. The request to withdraw was granted by the TCEQ in April 2017. As new areas are proposed for production, additional authorizations under the area permit will be required. The permit for the waste disposal well 248 (WDW248) was submitted for renewal to the TCEQ on November 5, 2015.

2.	Rosita, Texas

URl’s Rosita uranium processing plant and associated well fields are located in Duval County, Texas on a 200-acre tract of land owned by the Company. The facility is located within the South Texas uranium province, about 22 miles west of the town of Alice. The plant at Rosita was constructed in 1990 and was originally designed and constructed to operate as an up-flow extraction facility, in a similar manner to the Kingsville Dome plant. Resin was processed at the Rosita plant, and the recovered uranium was precipitated into slurry, which was then transported to Kingsville Dome for final drying and packaging. Production from the Rosita plant began in 1990 and continued until 1999, when it was placed on standby. In the 2007-2008 period, upgrades were made to the processing equipment and additions to the facility were installed, including revisions to the elution and precipitation circuits, and the addition of a full drying system. Construction terminated when the plant was 95% complete, due to production and price declines. The plant is anticipated to have an operating capacity of 800,000 pounds of U308 per year when the upgrades are completed. One satellite ion exchange system is in place at the Rosita project, but it only operated for a short period of time in 2008.

The Rosita property holdings consist of mineral leases from private landowners covering approximately 2,759 gross and net acres of mineral rights. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of uranium sales produced from the leased lands. Under the terms of the leases the lands can be held after the expiration of their primary term and secondary terms, if restoration and reclamation activities remain ongoing. The leases initially had primary and secondary terms ranging from 2012 to 2016, with provisions to extend the leases beyond the initial terms. URI holds these leases by payment of annual property rental fees ranging from $10 to $30 per acre.

Access to the Rosita project and process facility is good, from an improved company-owned private drive that connects with an unpaved but maintained county road, which in turn connects with Texas Farm to Market Road 3196, about one mile northeast of the intersection of State Highway 44 and FM3196 in Duval County. Electrical power for the Rosita project is readily available, with an industrial-scale power line extending to the Rosita process plant.

Initial production of uranium from the Rosita project, utilizing the ISR process, commenced in 1990, and continued until July 1999. During that time, 2.64 million pounds of U308 was produced. Production was halted in July of 1999 due to depressed uranium prices, and it resumed in June 2008. Technical difficulties, coupled with a sharp decline in uranium prices, led to the decision to suspend production activities in October 2008, after the production of 10,200 pounds of U308. No production has occurred at Rosita since that time.

Uranium mineralization at the Rosita project occurs as roll-fronts hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 125 to 350 feet below the surface.

The Rosita project is comprised of four TCEQ authorized production areas. Production areas 1 and 2 are depleted, and groundwater restoration has been completed to regulatory standards. Production areas 3 and 4 contain limited uranium resources that have yet to be produced. Existing wells in production area 4 were plugged. Production areas 1 and 2 consisted of seven wellfields whose groundwater has been restored by the circulation and processing of approximately 1.3 billion gallons of reverse osmosis treated water. In 2013, URI completed the final phase of TCEQ required stabilization in production areas 1 and 2. URI began plugging wells in production areas 1 and 2 in 2014 and completed those activities in 2016. TCEQ has accepted that plugging was completed in accordance with the approved closure plan. Remaining wells for other uses are being transferred or reclassified in order to complete closure of the two production areas. During 2020, URI incurred costs relating to surface reclamation and standby of the aforementioned production areas. Completion of the surface reclamation was temporarily halted in 2019 and resumed in early 2020 with completion anticipated in early 2021.

A radioactive material license issued by the TCEQ for the Rosita project is in timely renewal. On August 30, 2012, URI filed the requisite application for renewal of its underground injection control permit, and it was issued on October 20, 2014. Production could resume in areas already included in existing production area authorizations. As new areas are proposed for production, additional authorizations from the TCEQ under the permit will be required. URI submitted a timely renewal application for the waste disposal well permit at Rosita on May 14, 2019. The application was deemed administratively complete on June 14, 2019. It passed through public comment period without any comments from the public and is in the final stages of review by the TCEQ.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

3.	Vasquez, Texas

The Vasquez project is located in Duval County, Texas, a short distance northwest of the town of Hebbronville. The project is situated on a leased tract of land that is being held until final restoration has been completed. The Vasquez ISR mine was constructed in 2004. Uranium recovered from wellfields at the Vasquez project was partially processed through a satellite ion exchange system, capable of processing 1,200 gallons per minute, and final uranium recovery was undertaken at the Kingsville Dome plant. Groundwater restoration efforts were completed in January 2014. Uranium recovery efforts at the Vasquez project took place between 2004 and 2008. The site is currently in the final stages of reclamation and is anticipated to be closed in Q3 2021.

The Vasquez property consists of a mineral lease on 1,023 gross and net acres. While the primary term of the mineral lease expired in February 2008, URI continues to hold the lease by carrying out restoration activities. The Company pays an annual rental fee to the property owner, and the lease provides for the payment of a sliding-scale production royalty of 6.25% of uranium sales below $25.00 per pound, increasing to 10.25% for uranium sales occurring at or above $40.00 per pound of U308.

Access to the Vasquez project area is good from a leased and improved private drive to an improved ranch road that connects to Texas State Highway 359, a short distance north west of Hebbronville. Adequate electrical power is available in the project area, with a power line extending onto the property to service the facilities at the Vasquez project.

URI commenced production from the Vasquez project in October 2004 and completed production activities in 2008. Uranium mineralization at the Vasquez project occurs as roll-fronts within porous and permeable sandstones in the Oakville Formation, at depths ranging from 200 to 250 feet below the surface.

URI conducted restoration and reclamation activities at the Vasquez project through 2013, and in 2014 the project was placed in the required groundwater stabilization period. On October 8, 2017, URI requested acknowledgement that restoration was completed and submitted the results of stability to the TCEQ. On, November 3, 2017, the TCEQ acknowledged completion of restoration. Plugging and abandonment of the wellfields commenced on December 4, 2017 and was completed in July 2018. In August 2018, URI submitted a plugging report to the TCEQ, and a revision was submitted in October 2018.The TCEQ completed its plugging and abandonment inspection in November 2018 and issued approval of completion of plugging on December 13, 2018. Upon completion of plugging, URI immediately began surface reclamation. During 2019, completion of the surface reclamation was temporarily halted, and it resumed in 2020. The site is undergoing complete closure that is anticipated by Q4 2021.

The Vasquez project consists of two authorized production areas. Production area 1 consisted of five wellfields and production area 2 consisted of two wellfields. At the end of 2013, groundwater restoration was completed at all wellfields in all production areas. In 2014, both production areas were placed into stability and remained in this status through November 2017. Groundwater restoration has been completed for the entire project. Since the commencement of groundwater restoration activities at the end of 2007, URI has treated approximately 640 million gallons of groundwater at the Vasquez project.

4.	Butler Ranch Project, Karnes County, Texas

URI acquired the Butler Ranch project from Rio Grande Resources in 2014, as part of a larger property exchange. The property is comprised of non-contiguous fee leases that cover an area of about 425 acres of mineral rights. URI can hold the leases by payment of annual rental fees, ranging from $10 to $25 per acre. Each of the leases makes provision for the payment of royalties of 10% of sales to the property owners. During 2017, all of the Butler Ranch mineral leases were up for renewal. Several landowners opted not to renew, resulting in a drop of acreage from approximately 1,542 acres to the current 425 acres.

The Butler Ranch project is located in the southwestern end of Karnes County, Texas, about 45 miles southeast of the city of San Antonio, and 12 miles northwest of the town of Kenedy. Numerous paved state and federal highways are present within close proximity of the project area and maintained farm and oilfield access roads cross all parts of the project. Numerous electrical lines, many of which are of industrial grade to service oil and gas production facilities, are present throughout the area of the project.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

The project is situated in the southwestern end of the Karnes County uranium mining district, which was one of the largest uranium production areas in Texas. Numerous open pit mines were developed and operated in the area, including important production operations by Conoco, Susquehanna-Western, Pioneer Nuclear, and Chevron Resources. The historic uranium activities focused upon deposits that were situated above the water table, and the mineralization recovered from the open pit mines was processed in conventional mills owned and operated by Conoco, Susquehanna-Western, Pioneer Nuclear and Chevron Resources. There has not been any uranium production from the properties included within the Butler Ranch Project.

Uranium mineralization at Butler Ranch occurs primarily in the form of roll-front deposits hosted primarily in sandstones of the Jackson Group, including the Deweesville and Stones Switch units. Some mineralization in the area occurs as tabular bodies associated with lignite (carbonaceous material) or in somewhat permeable units in the Conquista Clay as well. Historical mining activities in the project area focused upon deposits that were positioned at or above the water table, while URl’s targets are situated below the water table and may be suitable for ISR methods.

URI acquired a substantial amount of historical exploration drilling information and other geological data for the properties in the Butler Ranch area. Detailed technical studies of this information have been carried out, and this new information is being combined with other data that URI holds in order to further evaluate the potential of the Butler Ranch project.

NEW MEXICO MINERAL PROPERTIES

5.	Crownpoint and Hosta Butte, New Mexico

In June 2012, the Company filed a National Instrument (“NI”) 43-101 Technical Report containing an updated resource estimate covering the Company’s Crownpoint and Hosta Butte Project (the “Project”) located in the Grants Uranium District of McKinley County, New Mexico, USA. The Company owns a 100% mineral interest in the region comprised of the approximately 113,000- acre McKinley Properties and adjacent 3,020-acre Crownpoint and Hosta Butte resource area.

The “Crownpoint and Hosta Butte Uranium Project Mineral Resource Technical Report- National Instrument 43-101,” dated May 14, 2012, and authored by Douglas L. Beahm, PEng, PGeo, President of BRS Inc. (a registered member of the Society for Mining, Metallurgy and Exploration and an independent Qualified Person as defined in NI 43-101), estimates Indicated Mineral Resources on the project attributable to encore totaling 26.55 million pounds of U308 at an average grade of 0.105% eU308 and inferred mineral resources totaling 6.08 million pounds of U308 at an average grade of 0.110% U308 as set out in further detail below. The report can be found under the Company’s profile on SEDAR at www.sedar.com.

The Crownpoint and nearby Hosta Butte resources occupy subparallel mineral trends within an approximate 3,020-acre (approximately 1,222 hectares) property package controlled by the Company. At Crownpoint, the Company holds a 60% interest in a 140-acre portion of section 24. With the exception of the shared interest in section 24, enCore Energy holds a 100% mineral interest in the rest of the Crownpoint and Hosta Butte project area (2,880 acres) subject only to a 3% gross profits royalty on uranium produced.

	Tons(1>	Grade U30e (%)	Contained U30a (Pounds)
Crownpoint - lndicatedi[2]1	7,876,000	0.102	16,071,000
Hosta Butte- Indicated	4,799,000	0.109	10,477,000
Total Indicated	12,675,000	0.105	26,548,000
Crownpoint - lnferredi[2]1	712,000	0.105	1,508,000
Hosta Butte - Inferred	2,046,000	0.112	4,571,000
Total Inferred	2,758,000	0.110	6,079,000

i’! GT cutoff: Minimum Grade(% eU3O8) x Thickness (Feet) for Grade> 0.02 % eU3O8

r2J Disclosed tonnage represents the Company’s 100% interest in the Section 19/29 Crownpoint Property and its 60% interest in Section 24 Crownpoint Property encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

6.	Marquez-Juan Tafoya, New Mexico

The Marquez-Juan Tafoya Uranium Project (Project) is an advanced-stage exploration property which has been extensively explored in the past by drilling and on a portion of which considerable pre-mining infrastructure was historically constructed including production and ventilation shafts, a mill processing facility, and tailings disposal cells. The surface facilities were dismantled in the early 2000s. No mining or mineral processing has occurred at the site.

The Project is located within the Grants Uranium Mineral District of northwest New Mexico, approximately 50 miles west- northwest of Albuquerque, New Mexico. The Project consists of two adjacent properties; Marquez and Juan Tafoya, that were previously developed by separate mining companies, Kerr-McGee Corporation and Bokum Resources, respectively. This is the first time that the two properties are controlled by one company., Preliminary Economic Assessment (PEA) has been developed based on a combined mineral resource estimate and proposed underground mining and on site mineral processing for the Project. The “Marquez-Juan Tafoya Uranium Project 43-101 Technical Report Preliminary Economic Assessment,” dated June 9, 2021, and authored by Douglas L. Beahm, PEng, PGeo, President of BRS Inc. (a registered member of the Society for Mining, Metallurgy and Exploration and an independent Qualified Person as defined in NI 43-101) and Terrence P. McNulty, PhD, Peng, Principal of McNulty and Associates (an independent Qualified Person as defined in NI 43-101), estimates Indicated Mineral Resources on the project attributable to encore totaling 18.1 million pounds of U308 at an average grade of 0.127% eU308 contained in 7.0 million tons. The report can be found under the Company’s profile on SEDAR at www.sedar.com.

The host for known uranium mineralization within the project is the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater deposits dip gently 1-3’ to the west. The mineralization is sandstone-type present as coffinite and uraninite within primary trend deposits, varies from 1,800 to 2,500 feet deep.

encore controls private land leases for Marquez and Juan Tafoya properties totaling some 18,712 acres (7,572 ha).

In the 1970s to early 1980s, extensive mineral exploration was carried out by drilling defined significant uranium resources on the two properties. Mine and mineral processing infrastructure was constructed by Bokum Resources on the Juan Tafoya portion of the Project, including a 14-foot production shaft (completed to within 200 feet of the mine zone), a 5-foot ventilation shaft, and a partially built mill processing facility and tailings disposal cells. The surface facilities were dismantled and reclaimed in the early 2000s.

Marquez History - Kerr McGee Corporation entered into a mineral lease agreement with the Williams family for the Marquez Property in the early 1970s. In 1973 exploration drilling began. In 1978, Kerr McGee sold a 50% interest in the project to the Tennessee Valley Authority (TVA). At that time, the joint venture proposed mining the uranium deposit by conventional underground methods, with recovery at Kerr McGee’s Ambrosia Lake mill facility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holder. In 2007, Strathmore Minerals Corporation acquired a mineral lease to the Marquez property. Strathmore was subsequently acquired by Energy Fuels who sold the Marquez property to encore.

Juan Tafoya History - In 1969, mineral leases were acquired in the Juan Tafoya area by Devilliers Nuclear and began exploratory drilling. In the early 1970s Exxon acquired the rights to 25 small mineral leases, all within the boundary of the JTLC lease, and began exploratory drilling. In 1975, the JTLC lease was acquired from Devilliers by Bokum Resources Corporation, which subsequently acquired the Exxon mineral leases also. In 1976, Bokum entered into a uranium purchase agreement with Long Island Lighting Company, a New York-based utility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holders. In 2006-07, Neutron Energy Inc. acquired the mineral leases. In 2012, Neutron was acquired by Uranium Resources Inc (now Westwater Resources Inc) and in September 2020, encore Energy announced the purchase of Westwater Resources’ US uranium assets, including the mineral leases to the Juan Tafoya properties. The purchase was completed on December 31, 2020. encore has yet to explore on the property.

With the exception of an exploratory drilling permit received by Neutron Energy from the State of New Mexico, and currently held by the Company, no other permits have been obtained for the Project. No mining or mineral processing has been completed on the property. A variety of Federal and State permits will be required prior to any mine and/or mineral processing developments. Refer to Section 20.

The host for known uranium mineralization at the Project, present as coffinite and uraninite, is sandstone deposits within the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater consists of a fluvial sedimentary sequence deposited during a period of wet subtropical climate as the San Juan Basin subsided and filled with synorogenic deposits during a pre-Laramide orogenic event. The major source of the sandstones was from uplifted highlands to the south and southwest; sediments were laid down by coalescing alluvial fans and associated braided streams. The Westwater deposits dip gently 1-3° to the west. Mineralization at the project varies from 1,800 to 2,500 feet deep.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

The Westwater sands hosting the uranium mineralization consist of a series of fluvial stacked, quartz-rich arkosic sandstones separated by clay and mudstone beds. The Westwater is 250-325 feet thick at the Project, consisting of four main sand units. The mineralization formed by the down-gradient movement of groundwater solutions flowing through the arkosic-rich sediments and inter-formational and overlying tuffaceous (volcanic) materials. The uranium was precipitated where the action of pyrite-rich sediments and carbonaceous materials (humates) developed a reducing environment (oxidation-reduction contact). The mineralization is contained within mostly primary (trend-type) mineralized bodies previously deposited synorogentically. These trend-type deposits are similar in nature to those discovered and extensively mined in the Ambrosia Lake Uranium District 20 miles to the west. A lesser amount of the mineralization is possibly post-faulting or redistributed mineralization; perhaps amenable to in-situ recovery methods.

Some 926 drill holes totaling approximately 1.9 million feet drilled were completed by past operators. Encore has not completed any drilling on the project. For this report, 604 drill holes completed in the area of interest were used. From the total 604 drill holes, 192 and 337 mineralized incepts were used for the mineral resource estimates, for the “C” and “D” sands, respectively. The principal tool for determining uranium grades encountered by exploration and development drill holes is the gamma-ray log, a geophysical surveying technique that was, and remains the standard in-place assaying method utilized by the global uranium industry. Equivalent uranium grades (% eU3O8), which are radiometric assays, were and are calculated from gamma ray logs using grade determination methodologies that are standard in the uranium mining industry.

Mineral resources were estimated only for those area which contained sufficient thickness, grade and continuity of mineralization to support extraction by underground mining methods. Within these areas drill spacing was on approximate 100 foot centers with some additional closer spaced offset drilling. Mineralization that is well defined by drilling on the C horizon covers an area of approximately 2,500 feet along trend and 200 to 400 feet across trend. The D horizon has an approximate trend length of 4,000 feet and is 200 to 800 feet across trend. Given the dimensions of the mineralized area, the mineralized areas are well defined by multiple data points. Based on the continuity of the mineralization and drill spacing relative to the dimensions of mineralized area the author concludes the data support a classification of the mineral resource as indicated.

The PEA reports the Net Present Value (“NPV”) for the project that ranges from $20.9 million using $60.00 per pound of yellowcake (U3O8) to $71.2 million using $70.00 per pound of yellowcake with internal rate of returns (“IRR”) ranging from 17% to 39% with corresponding yellowcake prices; these scenarios are pre-tax and assume a 7% discount rate. The break-even price of production is estimated to be $56.00 per pound.

7.	Nose Rock, New Mexico

The Nose Rock project is located in McKinley County New Mexico, USA on the northern edge of the Grants Uranium District, approximately 10 miles north-northeast of the Company’s Crownpoint Project. The Nose Rock property consists of 42 owned unpatented lode mining claims comprising over 800 acres (approximately 335 hectares). The property and surrounding area were extensively explored during the 1970s and 1980s by Phillips Uranium Corp. (Phillips), a subsidiary of Phillips Petroleum. More than 180 holes were drilled within the current property boundary. In the late 1970s, Phillips began mine planning on the greater Nose Rock area. Production was expected to begin during the early 1980s by conventional underground mining methods, but the Nose Rock project was not advanced owing to the decline in the price of uranium in 1980 (Alief, 2009).

The Nose Rock property contains a historical mineral resource estimated at 309,570 tons averaging 0.146% U3O8 for a “Measured Mineral Resource” totaling 905,681 pounds U3O8, and 574,521 tons averaging 0.147% U3O8 for an “Indicated Mineral Resource” containing 1,687,805 pounds U3O8 , for a combined “Measured and Indicated Mineral Resource” of 884,091 tons at an average grade of 0.147% U3O8 for a total of 2,593,486 pounds U3O8 plus 167,012 tons averaging 0.135% U3O8 for an “Inferred Mineral Resource” of 452,129 pounds U3O8. The historical estimate was prepared for and in collaboration with Strathmore Resources by M. Hassan Alief, AIPG, CPG and documented in a report titled “Technical Report on Section 1-Nose Rock Uranium Property, McKinley County, New Mexico” dated February 9, 2009. A copy of this technical report is available on the SEDAR website under Strathmore’s issuer profile at www.sedar.com.

The U3O8 grade for the above historical estimate was calculated from gamma ray logs of the Phillips drill holes. Readers are cautioned that a qualified person has not done sufficient work to classify any of the historical estimates as current mineral resources as defined by NI 43-101. The Company is not treating the historical estimates as current mineral resources as defined by NI 43-101. Further compilation of the historic geological and drilling data, resource modelling and possible confirmation drilling will be necessary to convert the historic estimates outlined above to current NI 43-101 mineral resource estimates.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

8.	Cebolleta Project, New Mexico

The Cebolleta project is located in west-central New Mexico, approximately 45 miles west-northwest of the city of Albuquerque. It is situated in the Laguna mining district, an area that has seen considerable uranium mining activity since the 1950s. The project is owned by enCore’s subsidiary, Neutron Energy, Inc. (“NEI”) that was acquired in the Westwater Assets Acquisition on December 31, 2020.

In March 2007, NEI entered into a lease with La Merced del Pueblo de Cebolleta (the “Cebolleta Land Grant”), a land grant, to lease the Cebolleta property (the “Cebolleta Lease”), which is composed of approximately 6,717 acres of fee (deeded) surface and mineral rights. The Cebolleta Lease was affirmed by the New Mexico District Court in Cibola County in April 2007. The Cebolleta Lease provides for: (i) a term of ten years and so long thereafter as the Company is conducting operations on the Cebolleta property; (ii) initial payments to the Cebolleta Land Grant of $5,000,000; (iii) a recoverable reserve payment equal to $1.00 multiplied by the number of pounds of recoverable uranium reserves upon completion of a feasibility study to be completed within six years of entry into the Cebolleta Lease, less (a) the $5,000,000 referred to in (ii) above, and (b) not more than $1,500,000 in annual advance royalties previously paid pursuant to (iv); (iv) annual advanced royalty payments of $500,000; (v) gross proceeds royalties ranging from 4.50% to 8.00% based on the then current price of uranium; (vi) employment opportunities and job-skills training for the members of the Cebolleta Land Grant and (vii) funding of annual higher education scholarships for the members of the Cebolleta Land Grant. The Cebolleta Lease provides NEI with the right to explore for, mine, and process uranium deposits present on the Cebolleta project. In February 2012, NEI entered into an amendment of the Cebolleta Lease (the “Cebolleta Lease Amendment”) amending the Cebolleta Lease, subject to approval of the Thirteenth Judicial District. Pursuant to the Cebolleta Lease Amendment, the date for the completion of the feasibility study was extended from April 2013 to April 2016. In addition, the date has been further extended subject to a reduction in the $6,500,000 initial payment and annual advance royalty payments deductions to the recoverable reserve payment. In the fall of 2017, NEI negotiated a second amendment to the Cebolleta Lease that included a reduction of the advance royalty payment to $350,000 for three years (2018-2020), after which the payments return to the prior formula. Additionally, and for the duration of the agreement, the requirement for a feasibility report has been removed, the reserve payment has been eliminated in favor of a single payment of $4.0 million upon commencement of production and the gross proceeds royalty has been fixed at 5.75%. On December 31, 2020, NEI (a wholly owned subsidiary of encore Energy Corp.) executed a 2.5% net profits interest agreement with Westwater Resources, Inc. In April, 2021, NEI negotiated a third amendment to the Cebolleta Lease that included a reduction of the advance royalty payment to $150,000 for three years (2021-2023), after which the payments return to the prior formula.

The Cebolleta project is situated in the eastern-most portion of Cibola County, New Mexico. It is located approximately 45 miles west-northwest of the city of Albuquerque, and about 1O miles north of the town of Laguna. A major transcontinental highway (US Interstate Highway 1-40) traverses the region about 12 miles south of the project and a well-maintained state of New Mexico paved highway, New Mexico State Highway 279, connects 1-40 at the village of Laguna with the settlement of Seboyeta, which is located approximately four miles northwest of the project. An all-weather graded gravel road and several private roads of varying quality cross the project lands and provide access to nearly all parts of the project area. During periods of precipitation, access to the immediate project area on the unmaintained private roads may be hindered due to muddy ground conditions, but these events are normally of short duration.

One power line is present at the north end of the project area, and a major high voltage electrical transmission line and sub- station are present approximately five miles northeast of the main part of the Cebolleta project area.

Parts of the Cebolleta project were developed as open pit and underground mines, and uranium was produced from the project area during the 1950s through the early 1980s. Initial production was attained from a small underground mine in the St. Anthony area, developed by Climax Uranium in the 1950s. The project was revitalized in the mid-1960s after various leases were acquired by United Nuclear, who also conducted an extensive exploration program on the property, and subsequently developed two open pit and one underground mine on the southern part of the project area. United Nuclear ceased uranium mining from their holdings in the project area in 1979.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

Sohio Western Mining and Reserve Oil and Minerals carried out an extensive exploration drilling program on lands that comprise the northern part of the current Cebolleta project area, and subsequently discovered five discrete uranium deposits. Sohio developed one underground mine and constructed a uranium processing mill on a nearby parcel of land in the early to mid-1970s. Sohio operated the mine and mill complex until it was shut down in 1981. There has been no uranium production from the property since 1981.

The Cebolleta project is the site for six sandstone-hosted uranium deposits that occur as discrete flat-lying tabular bodies of uranium mineralization that are hosted within the Jackpile Sandstone Member of the Jurassic-age Morrison Formation. The mineralized bodies are contained within channels in the Jackpile Sandstone and are found at depths ranging from approximately 250 to 850 feet below the surface. The deposits are generally situated above the local and regional water tables.

NEI completed a Technical Report for the Cebolleta project in April 2014. Based on the quantity and quality of the mineral resource, the Technical Report recommends the advancement of the Cebolleta project to a Preliminary Economic Assessment or scoping level study. The Cebolleta Technical Report recommended proceeding with the next step of “confirmation drilling” with the objective of raising the confidence levels of a significant portion of the mineral resources. Another recommendation in the Technical Report was to drill and develop an initial resource model and mineral resource estimate for the historic St. Anthony mine area. We are not contemplating any current work at Cebolleta.

The Company does not hold any current exploration or mining permits for the Cebolleta project at this time. A previously held exploration permit for the project was closed out with the State of New Mexico in 2017.

9.	West Largo, New Mexico

The West Largo project consist of approximately 3,840 acres (i.e.six square miles) in McKinley County, New Mexico, along the north-central edge of the Grants Uranium District, approximately 25 miles north of Grants. The majority of the property is held through deeded mineral rights and also includes 75 unpatented lode claims. The property is located on six contiguous sections of land: 17, 19, 20, 21, 28 and 29, all within T1SN, R10W. The West Largo Project is about 6 miles northwest of the westernmost deposits in the Ambrosia Lake District and about 5 miles east-northeast of the West Ranch area deposits. The project is accessed via New Mexico Highway 605 north from Grants, N. M., Highway 509 northwest from Ambrosia Lake and unimproved roads west from Highway 509. The West Largo Project was acquired by the Company with the Westwater Transaction on December 31,2020

The Jurassic age Morrison Formation Member hosting most of the sandstone-type uranium deposits in the Grants Mineral Belt, including the West Largo area, is the Westwater Canyon sandstone. Uranium mineralization is hosted in at least five sand units, predominately in the A, B, C and E sands, and has been mapped for about 4.3 miles along a North 70° westerly trend extending to about 500 feet in width. Uranium usually occurs as carnotite, coffinite, or other uranium oxides in grain interstices and is adsorbed to amorphous organic matter. While the bulk of the mineralization may potentially be extracted by conventional underground mining, it is reported a portion of the mineralization may also be amenable to ISR extraction.

There are no current Mineral Reserves or Mineral Resources on the West Largo property. Further compilation of the historic geological and drilling data, resource modelling and possible confirmation drilling will be necessary to convert the historic estimates outlined below to NI 43-101 compliant resources/reserves. Gulf Minerals discovered uranium mineralization in the area in 1968. Subsequent drilling by the major mining companies including Gulf, Kerr McGee, Pathfinder, and Santa Fe Minerals delineated the deposit on the West Largo properties in the 1970s and 1980s.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

10.	Ambrosia Lake-Treeline, New Mexico

The Ambrosia Lake - Treeline Property consists of the Treeline Property owned by the Company and the Ambrosia Lake property that was acquired through the Westwater transaction on December 31, 2020. The combined property consists of deeded mineral rights totaling 24,555 acres and a mining lease along with certain unpatented mining claims covering approximately 1,700 acres. The project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The project is situated within the boundaries of the Ambrosia Lake mining district, which is the largest uranium mining area (in terms of pounds of U3O8 production) in the United States. Initial exploration for sandstone-hosted uranium deposits started in the early 1950s while commercial production commenced in the mid-1950s and continued uninterrupted until the late 1990s. During the active mining period of the Ambrosia Lake mining district nearly 22 million pounds of U3O8 were produced from eight mines on Company-owned properties in the project area.

There are no current Mineral Reserves or Mineral Resources on the Ambrosia Lake - Treeline property. Further compilation of the historic geological and drilling data, resource modelling and possible confirmation drilling will be necessary to convert the historic estimates outlined below to NI 43-101 compliant resources/reserves.

The Ambrosia Lake - Treeline Project lies on the Chaco Slope of the 100-mile-wide San Juan Sedimentary Basin. The basin is filled with up to 15,000 feet of Paleozoic and Mesozoic sediments consisting predominantly of sandstone, siltstone and shale with minor limestone. The basin is asymmetric with the southern limb dipping gently to the north and the northern limb dipping steeply to the south. Within the basin, the Jurassic Morrison Formation is the primary host for the uranium mineralization. The Morrison Formation is divided into three members. The lowest is the 255-foot-thick Recapture Shale Member which is overlain by the 350-foot thick Westwater Member, which in turn is overlain by the 115 foot thick Brushy Basin Shale. The Westwater Member is the host to significant uranium mineralization. It is composed of a fine- to coarse-grained, poorly sorted, feldspathic sandstone with conglomeritic zones and minor discontinuous mudstone and shale units. The sandstone units of the Westwater Member strike west-northwest and dip gently to the northeast. The units are generally oxidized up dip and to the south of the mineralized zone and reduced down dip and to the north of the mineralized zone. The oxidized units are generally reddish-brown from the iron content, whereas the reduced units are generally green to grey due to the organic compounds, reduced iron compounds, or clay-chlorite assemblages.

Considerable exploration and mining have been carried out on lands that make up the project and on adjoining properties, and this activity continued for an extended period from the 1950s through the late 1990s. Utah Construction, Kerr McGee, Teton UNC, and UNG-Homestake Partners drilled on the land comprising the Ambrosia Lake Project. encore possesses what are thought to be nearly complete map and drill-hole log files, except for some of the UNG-Homestake Partners logs.

11.	Checkerboard Mineral Rights, New Mexico

The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The portion known as the Frisco railroad grants are owned by the Company, and the portion known as the Santa Fe railroad grants were acquired from Westwater Resources on December 31, 2020. The properties are located primarily in McKinley County which lies in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque, and as close as 4 miles from the town of Crownpoint.

There are no current uranium resources or reserves on the McKinley Properties.

Significant exploration has occurred throughout this large land holding, which includes parts of the Crownpoint, Hosta Butte, West Largo and Ambrosia Lake-Treeline properties.

In March 2021, the Company divested three and one half (3 1/2) Sections (2,240 acres) of fee mineral interests in Township 14 North, Range 12 West to Tri State Generation and Transmission Association for $108,532 ($89,600 US).

In May 2021, the Company divested one section, (640 acres) of fee mineral interests in Township 16 North, Range 20 West to Wildcat Solar Power Plant, LLC for $16,000 USD. Under the agreement, Wildcat Solar Power Plant LLC has the rights through September 30, 2022, with the option to extend to September 30, 2023, to acquire the Uranium Mineral Rights associated with the property by quit claim deed to be furnished by the company for an additional payment of $16,000 USD.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

12.	Moonshine Springs, Arizona

The Moonshine Springs project is located in Mohave County, Arizona, USA. The project comprises approximately 1000 acres (approximately 400 hectares), including 23 owned unpatented lode mining claims along with 7 unpatented lode mining claims and 320 acres of fee land held under lease.

The property was previously explored during the 1970s and 1980s by Exxon Corporation and later by Pathfinder Mines Corporation. Sandstone hosted uranium occurs in at least three stratigraphic zones identified to date within the Triassic Chinle formation. The upper two zones lie at an average depth of 170 feet and are considered open pit candidates with the lower zone lying at a depth of 760 feet. Most of the known mineralization occurs below the ground water surface (water level depth of 120 feet) suggesting the possibility that the ore is amenable to ISR. The Company’s technical team will further evaluate the ISR amenability of the mineralization at Moonshine Springs.

Several historical estimates of the uranium resource at Moonshine have been made including:

●	Pathfinder historically reported the upper sand to contain 1.44 million pounds of U3O8 at an average grade of 0.325% using a cutoff of 0.15% in an open pit configuration with a strip ratio of 8.8:1. (Cogema Mining, internal report, 2004);

●	Exxon reported a global resource figure for the upper two sands of 3.67 million pounds of U3Os at a grade of 0.15%;

●	Exxon reported an estimated resource for the lower sand of 1 million pounds of U3Os at a grade of 0.26%. (Cogema Mining, internal report, 2004).

Notably Exxon reported that drilling intercepts of 6 feet or more grading 0.35% U3O8 were not uncommon. (Cogema Mining, internal report, 2004)

Readers are cautioned that a qualified person has not done sufficient work to classify any of the historical estimates as current mineral resources or mineral reserves as defined by NI 43-101. The Company is not treating the historical estimates as current mineral resources or reserves as defined by NI 43-101. Further compilation of the historic geological and drilling data, resource modelling and possible confirmation drilling will be necessary to convert the historic estimates outlined above to NI 43-101 conforming mineral resources.

13.	White Canyon District, Utah

The White Canyon District, Utah property package includes the Geitus, Blue Jay, Marcy Look and Cedar Mountain projects, which are located 40-65 miles northwest of the White Mesa Mill at Blanding, Utah. White Canyon was one of the more recently discovered uranium districts and as such represents perhaps better upside for further delineation of mineable uranium mineralization than many of the more mature districts on the Colorado Plateau. The first modern exploration occurred in the 1970s and continued with notable production through the 1980s. Utah Power and Light Company (UP&L) conducted the bulk of the work on the first three deposits listed above. They are discussed in a Technical Report prepared by Snowden Mining Industry Consultants Ply Ltd. entitled “White Canyon Uranium: Uranium Projects, Utah, US; Project No. 7554” dated October 21, 2009, authored by Jason Froud and Trevor Bradley. A copy of this technical report is available on the SEDAR website under White Canyon Uranium Limited’s issuer profile at www.sedar.com.

In March 2021, the Geitus, Blue Jay and Marcy Look properties were transferred to Kimmerle Mining LLC via Quitclaim Deed. The Company retains a Royalty Deed on those properties that grants the Company a net smelter return royalty equal to 6 six per cent (6%) of the net proceeds received for Uranium mined, produced or otherwise derived from the Properties and processed or otherwise prepared for sale.

The Cedar Mountain mineralization is in the Brushy Basin member of the J-Morrison Formation which is a fluvial sandstone. The mineralization at Cedar Mountain shows good continuity, the deposit is open in most directions and, following evaluation by the Company’s technical team, may very well be suitable to ISR. The mineralization is significantly out of equilibrium with chemical assay values of uranium being 2 or more times the radiometric values. The depth to mineralization is approximately 100-120 feet. Cedar Mountain is located approximately 40 miles south of Price, Utah.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

14.	Metamin Properties, Arizona, Utah and Wyoming.

During the year ended December 31, 2018, the Company entered into an agreement with Metamin Enterprises Inc. (“Metamin”), a private British Columbia company, to acquire Metamin’s wholly owned subsidiary, Metamin Enterprises US Inc. (“MEUS”), which includes 13,605 acres of prospective uranium mining properties located in the States of Arizona, Utah and Wyoming, USA, along with drill core, geophysical data, drilling data and equipment related to the properties.

MEUS owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering more than 10,000 acres in the northern Arizona strip district. The Arizona strip district is noted for uranium-bearing breccia pipes, which are typically the highest-grade deposits occurring in the United States. MEUS Arizona holdings include three recently discovered uranium bearing breccia pipes that have been identified as priority drill targets from newly applied Versatile Time Domain Electromagnetic System (“VTEM”) geophysical surveys. Exploration success in the district has been greatly enhanced with the development and application of VTEM. An additional 145 VTEM targets have been identified on the property package.

Although much of the MEUS acreage was withdrawn from development in 2012 by executive order, which is currently under review by the current U.S. administration, MEUS maintains and asserts its claim to the mineral rights under valid claims. Currently MEUS has three valid discoveries on federal land, and five high-priority VTEM targets on Arizona state lease lands which are not subject to withdrawal and are permitted for drilling. An additional 34 ready-to-drill high-priority targets occur on withdrawn federal lands with approved and bonded notice of intent (NOi) permits.

In Utah and Wyoming, MEUS owns unpatented claims, state leases and private leases covering 4.4 square miles including several former producing mines with historic resources remaining. The Snow and Probe mines in the Tidwell district in Utah and the Sinbad mine in Emery County, Utah, are reported to have historic mineral resources totaling several hundred thousand pounds U3O8. Neither MEUS nor Encore has done sufficient work to verify or properly characterize these historic mineral resources and they should not be relied upon. Considerable additional work will be necessary to verify and report them under National Instrument 43-101 standards. In the Temple Mountain district of Utah, claims cover several untested high-priority breccia pipe targets. MEUS is believed to be the first company to identify prospective breccia pipe targets in the district. MEUS owns claims in Wyoming on the edge of Shirley basin and covering a large untested breccia pipe target in Crook County.

15.	VANE Dataset and ROFR, Arizona and Utah

During the year ended December 31, 2018, the Company entered into an agreement with VANE Minerals (US) LLC (“VANE”) granting the Company exclusive access to certain VANE uranium exploration data and information as well as a first right of refusal covering seven of Vane’s current uranium projects in Arizona and Utah. In exchange, the Company issued 3,000,000 common shares of the Company and granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each (a total of 14 years).

The northern Arizona data includes18,000 linear miles (30,000 km) of airborne VTEM flight surveys and aeromagnetic data which identify more than 200 untested breccia pipe targets in the Arizona Strip District. These targets are located on state and federal lands, not all of which are encumbered by the current temporary moratorium. Also included are data on seven projects currently held by VANE as well as drill logs and other related information from earlier exploration efforts by other companies.

The Utah information includes drill data from three projects VANE was actively exploring prior to the market downturn. Various geological, geophysical, historic project reports and maps are also included. VANE has excluded its North Wash project in Garfield County from the transaction.

Dr. Douglas Underhill, CPG, a Qualified Person as defined by National Instrument 43-101 and a consultant for the Company, has reviewed and approved the technical disclosure contained in this MD&A.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

SELECTED ANNUAL INFORMATION

The following is a summary of selected information of the Company for the years ended December 31, 2020, 2019 and 2018:

	2020 ($)	2019 ($)	2018 ($)
Total revenues
Loss	(2,216,860)	(1,372,678)	(402,780)
Earnings (loss) per share (basic and diluted)	(0.01)	(0.01)	(0.00)
Total assets	23,242,659	8,287,129	6,352,335
Deferred exploration and evaluation expenditures in the year	309,947	307,916	307,595
Dividends declared

During the year ended December 31, 2020, the Company recorded stock option expense of $1,079,962 and staff costs of $538,838.

QUARTERLY INFORMATION

The following selected financial data is prepared in accordance with IFRS for the last eight quarters ending with the most recently completed quarter:

	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Operating expenses, excluding stock option expense	$(2,282,395)	$(2,600,748)	$(557,798)	$(166,966)
Stock option expense	(490,210)	(519,667)	(672,723)	(305,381)
Interest income	9,378	9,508	7,263	3,008
Foreign exchange gain (loss)	27,956	4,709	65,762	(10,549)
Gain on extinguishment of accounts payable			(730)	(1,898)
Gain (loss) on settlement of asset retirement obligation	(408)	27,184
Gain (loss) on divestment of mineral interest rights	21,965	(134,088)
Unrealized loss from share of associate	(44,971)	(18,897)	(14,657)	(36,086)
Loss	$(2,758,686)	$(3,231,999)	$(1,172,884)	$(517,872)
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.01)	$(0.00)

	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Operating expenses, excluding stock option expense	$(301,854)	$(154,634)	$(211,115)	$(231,935)
Stock option expense	(97,301)	(4,557)	(158,506)	(149,923)
Interest income	3,616	14,814	13,567	10,874
Foreign exchange gain (loss)	(13,267)	56,040	(14,726)	12,630
Gain on extinguishment of accounts payable	83,118
Unrealized loss from share of associate
Loss	(325,688)	(200,417)	-(370,780)	(358,354)
Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

RESULTS OF OPERATIONS

Period ended June 30, 2021

The Company recorded a loss of $5,990,684 for the period ended June 30, 2021 as compared to a loss of $414,025 for the period ended June 30, 2020. The increase was primarily driven by increased operating expenses as a result of the company’s acquisition of the South Texas properties on December 31, 2020 as well as increases in staff costs, promotion and shareholder communications, other professional services, and stock option expense.

●	Mineral property expenditures for the period ending June 30, 2021 were $2,364,346. These expenses reflect the operating activities occurring at the company’s South Texas operations.

●	Promotion and shareholder communications was $88,574 for the period ended June 30, 2021 compared to $80,614 for the period ended June 30, 2020. The increase is related to increased marketing activities in the current period.

●	Staff costs were $781,362 for the period ended June 30, 2021 compared to $146,568 for the period ended June 30, 2020. This increase reflects the hiring of a CEO in the fourth quarter of 2020, a CFO in the first quarter of 2021 and increased consulting work for the period.

●	Non-cash stock option expense for the period ended June 30, 2021 was $1,009,877 compared to $101,858 for the period ended June 30, 20. Significant stock option grants over the last 12 months have caused an expected increase in stock option expense.

●	Foreign exchange gain was $32,655 for the period ended June 30, 2021 compared to $42,773 for the period ended June 30, 2020. The change was related to the impact of foreign exchange fluctuations on the Company’s US-dollar denominated financial assets and liabilities.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2021, the Company had cash and cash equivalents of $5,386,219 (December 31, 2020 - $6,303,281) and working capital of $4,955,869 (December 31, 2020 - $6,026,544). The Company has no significant source of operating cash flows and operations to date have been funded primarily from the issue of share capital. Management estimates that it has adequate working capital to fund its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets, raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

In March 2021, the Company issued 15,000,000 units for a private placement at a price of $1.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $1.30 for a period of three years. The Company paid commissions totaling $993,015 and issued 758,001 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.00 for three years from closing

From January 1 through June 30, 2021 the Company issued:

●	4,361,887 shares for warrants exercised for gross proceeds of $1,626,573.

●	1,567,500 shares for stock options exercised for gross proceeds of $659,308.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Directors and Officers of the Company (key management) and any entities controlled by these individuals. Related parties also include other entities providing key management services to the Company.

The amounts paid or payable to key management or entities providing similar services during the periods ended June 30, 2021 and 2020 is as follows:

	2021	2020
Staff costs	$516,313	$40,758
Office and administration	16,800	16,115
Stock option expense	571,750	78,708
Total key management compensation	$1,104,863	$135,581

During the six months ended June 30, 2021, the company incurred communication consulting fees of $24,473 according to a contract with nntina Holdings, Ltd., a company which is owned and operated by the spouse of the company’s chairman of the board. All services and transactions were made on terms equivalent to those that prevail with arm’s length transactions. These services were incurred in the normal course of operating a public company. At June 30, 2021, an amount of $24,473 (December 31, 2020 - $nil) was due to this company

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Please refer to the June 30, 2021 unaudited condensed consolidated financial statements on www.sedar.com.

OFF BALANCE SHEET ARRANGEMENTS

At June 30, 2021 the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Company has prepared its unaudited condensed consolidated financial statements in accordance with IFRS. Note 2 to the audited consolidated financial statements for the year ended December 31, 2020 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company’s financial statements or may have an impact in future periods. Changes resulting from the current year adoption of new accounting standards are described in Note 2 of the Company’s Consolidated financial statements for the year ended December 31, 2020.

The preparation of consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. There have been no changes to the Company’s approach to critical accounting estimates since December 31, 2020, and readers are encouraged to refer to the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements for the years ended December 31, 2020.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

DISCLOSURE CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed interim financial statements for the period ended March 31, 2021 and this accompanying MD&A (together, the “Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

OTHER MD&A REQUIREMENTS

Additional disclosure of the Company’s technical reports, material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

CONTINGENCIES

There are no contingent liabilities that have not been disclosed herein.

PROPOSED TRANSACTIONS

There are no proposed transactions that have not been disclosed herein.

RISK FACTORS AND UNCERTAINTIES

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment.

Availability of financing

There is no assurance that additional funding will be available to the Company for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that encore will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title matters

While the Company has performed its diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or other adverse land claims, and title may be affected by undetected defects.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

Economics of developing mineral properties

Mineral exploration and development include a high degree of risk and few properties which are explored are ultimately developed into producing mines.

With respect to the Company’s properties, should any mineral resource exist, substantial expenditures will be required to confirm that mineral reserves which are sufficient to commercially mine exist on its current properties, and to obtain the required environmental approvals and permits required to commence commercial operations. Should any resource be defined on such properties, there can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable, merchantable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) market prices for the minerals to be produced; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/ or governmental regulation and control.

The ability of the Company to sell and profit from the sale of any eventual mineral production from any of the Company’s properties will be subject to the prevailing conditions in the global mineral’s marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and due to related parties, that are denominated in US dollars. At September 30, 2019, a 10% change in the value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $27,000.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receive interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities and amounts due to related parties are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

Stage of Development

The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions.

Profitability of Operations

The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uranium and Other Mineral Industries Competition is Significant

The international uranium and other mineral industries are highly competitive. The Company will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium and other minerals that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Fluctuations in Metal Prices

Although the Company does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of uranium and other metals or interests related thereto. The prices of these commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the prices of uranium and other metals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted. Depending on the price obtained for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The Company’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution; accidents; industrial and transportation accidents, which may involve hazardous materials; labour disputes; power disruptions; catastrophic accidents; failure of plant and equipment to function correctly; the inability to obtain suitable or adequate equipment; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium and other mineral properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits

Reserve and resource figures included for uranium and other minerals are estimates only and no assurances can be given that the estimated levels of uranium and other minerals will actually be produced or that the Company will receive the uranium and other metal prices assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and other metals, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Exploration, Development and Operating Risk

The exploration for and development of uranium and other mineral properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Government Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations or applicable laws or regulations.

Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

The Company has No History of Mineral Production or Mining Operations

The Company has never had uranium and other mineral producing properties. There is no assurance that commercial quantities of uranium and other minerals will be discovered at the Properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield positive results. Even if commercial quantities of uranium and other minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium and other mineral resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium and other mineral resources from its properties include, but are not limited to, the spot prices of metals, availability of additional capital and financing and the nature of any mineral deposits. The Company does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the common shares.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A, and certain documents incorporated by reference herein, contain “forward-looking statements” within the meaning of applicable securities legislation In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company believes the expectations reflected in those forward -looking statements are reasonable, but there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

In particular, this MD&A includes forward-looking statements pertaining to the following, among others: business strategy, strength and focus;

proposed future expenditures;

the satisfaction of certain conditions in respect of certain properties in which the Company may obtain an interest;

the granting of regulatory approvals;

the timing and receipt of regulatory approvals;

the resource potential of the Company’s properties;

the estimated quantity and quality of mineral resources;

projections of market prices, costs and the related sensitivity of distributions;

expectations regarding the ability to raise capital and to continually add to resources through acquisitions and development;

treatment under governmental regulatory regimes and tax laws, and capital expenditure programs;

expectations with respect to the Company’s future working capital position; and

capital expenditure programs.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

With respect to forward-looking statements contained in this MD&A, assumptions have been made regarding, among other things:

the future price of commodities;

geological estimates in respect of mineral resources;

future development plans for the Company’s properties unfolding as currently envisioned;

future capital expenditures to be made by the Company;

future sources of funding for the Company’s capital program;

the Company’s future debt levels;

the ability of the Company to make payments required to maintain its existing and future exploration licenses and option agreements in good standing;

the timing, amount and cost of estimated future production; costs and timing of the development of new deposits;

the regulatory framework governing royalties, taxes and environmental matters in Nevada and any other jurisdictions in which the Company may conduct its business in the future;

the impact of any changes in the applicable laws;

the ability of the Company to obtain exploration licenses, access rights, approvals, permits and licenses, and the timing of receipt of such items;

the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the impact of increasing competition on the Company;

the intentions of the Company’s board of directors will respect to executive compensation plans and corporate governance programs; and

future exchange rates will be consistent with the Company’s expectations.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors below and elsewhere in this MD&A:

the speculative nature of exploration, appraisal and development of mineral properties;

there are no known mineral resources or commercial quantities of mineral reserves on the Company’s properties;

uncertainties in access to future funding for exploration and development of the Company’s properties;

changes in the cost of operations, including costs of extracting and delivering minerals to market, that affect potential profitability of the Company;

operating hazards and risks inherent in mineral exploration and mining;

volatility in global equities, commodities, foreign exchange, market price of precious and base metals and a lack of market liquidity;

unexpected costs or liabilities for environmental matters, including those related to climate change; changes to laws or regulations, or more stringent enforcement of current laws or regulations;

ability of the Company to obtain and maintain required exploration licenses, access rights, approvals or permits; unexpected defects in the Company’s rights or title to its properties, or claims by other parties over the Company’s properties;

competition for financial resources and technical facilities;

ability of the Company to retain the services of its directors or officers;

in case the Company disposes of its properties, it may not be able to acquire other mineral properties of merit; unexpected and uninsurable risks may arise;

limitations on the transfer of cash or assets between the Company and its foreign subsidiaries, or among such subsidiaries, could restrict the Company’s ability to fund its operations efficiently;

changes in the political and related legal and economic environment in jurisdictions in which the Company operates; and the other factors discussed under “Risk Factors” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements in this MD&A are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

encore Energy Corp.

Management’s Discussion and Analysis

For the six months ended June 30, 2021 and 2020

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS REPORT

a)	Issued share capital: 199,429,085 common shares.

b)	Outstanding stock options:

Expiry Date	Outstanding Options	Exercise Price ($)
May 11, 2022	225,000	0.10
May 15, 2023	465,000	0.06
January 8, 2024	127,500	0.125
March 27, 2024	50,000	0.135
June 3, 2024	3,223,750	0.15
May 21, 2025	2,930,000	0.205
September 1, 2025	150,000	0.35
September 10, 2025	1,425,000	0.45
October 5, 2025	75,000	0.40
November 25, 2025	100,000	0.415
December 7, 2025	40,000	0.480
January 28, 2026	160,000	0.940
February 26, 2026	435,000	1.080
March 29, 2024	70,000	1.240
May 26, 2026	465,000	1.440
	9,941,250

c)	Outstanding share purchase warrants:

Expiry Date	Outstanding Warrants	Exercise Price ($)
May 10, 2022	2,501,386	0.225
May 10, 2022	938,272	0.15
October 22, 2023	4,195,416	0.60
October 22, 2023	344,250	0.40
March 9, 2025	756,531	1.00
March 9, 2025	7,500,000	1.30
	16,235,855